Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Millions, Except Ratio Data)

	Fiscal Year (1)										Nine Months Ended
	2000		2001		2002		2003		2004		October 30, 2005
Earnings Before Income Taxes	$4,217		$4,957		$5,872		$6,843		$7,912		$7,261
Less: Capitalized Interest	(72)		(84)		(59)		(50)		(40)		(35)
Add:
Minority Interest Income	(2)		—		—		—		—		—
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	112		122		132		145		170		142
Interest Expense	90		110		96		112		110		143
Adjusted Earnings	$4,345		$5,105		$6,041		$7,050		$8,152		$7,511

Fixed Charges:
Interest Expense	$90		$110		$96		$112		$110		$142
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	112		122		132		145		170		143
Total Fixed Charges	$202		$232		$228		$257		$280		$285

Ratio of Earnings to Fixed Charges (2)	21.5	x	22.0	x	26.5	x	27.4	x	29.1	x	26.4	x

(1)              Fiscal years 2004, 2003, 2002, 2001 and 2000 refer to the fiscal years ended January 30, 2005, February 1, 2004, February 2, 2003, February 3, 2002 and January 28, 2001, respectively.  Fiscal year 2001 consisted of 53 weeks.

(2)              For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before income taxes and minority interest plus fixed charges, excluding capitalized interest.  “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and one-third the portion of rental expense under operating leases, which is deemed to be the equivalent of interest.  The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes and minority interest)+(fixed charges)-(capitalized interest)

(fixed charges)